SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

 CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Actimize X-Sight ActOne Platform Redefines Financial Crime Investigations with Agentic AI, dated April 2, 2025
99.2	Hidalgo County Criminal District Attorney's Office Digitally Transforms Evidence Management with NICE Justice, dated April 3, 2025
99.3	NICE Actimize Introduces Xceed AI Agents for Faster, Smarter Fraud and FinCrime Prevention, dated April 7, 2025
99.4	NICE Actimize Recognized as a Leader in Anti-Money Laundering Solutions Report with Highest Scores Possible in All Ten Criteria within Current Offering Category, dated April 8, 2025
99.5	NICE Named a Leader in CCaaS by Independent Research Firm, dated April 10, 2025
99.6	NICE Named Leader In 2025 Aragon Research GlobeTM for AI Agent Platforms in the Intelligent Contact Center, dated April 17, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Noa Farkas Gluck Title: Head of Corporate Legal Dated: May 8, 2025

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Actimize X-Sight ActOne Platform Redefines Financial Crime Investigations with Agentic AI, dated April 2, 2025
99.2	Hidalgo County Criminal District Attorney's Office Digitally Transforms Evidence Management with NICE Justice, dated April 3, 2025
99.3	NICE Actimize Introduces Xceed AI Agents for Faster, Smarter Fraud and FinCrime Prevention, dated April 7, 2025
99.4	NICE Actimize Recognized as a Leader in Anti-Money Laundering Solutions Report with Highest Scores Possible in All Ten Criteria within Current Offering Category, dated April 8, 2025
99.5	NICE Named a Leader in CCaaS by Independent Research Firm, dated April 10, 2025
99.6	NICE Named Leader In 2025 Aragon Research GlobeTM for AI Agent Platforms in the Intelligent Contact Center, dated April 17, 2025